                                 EXHIBIT (a)(1)

                                  ADVANTA CORP.

         OFFER TO REPURCHASE ELIGIBLE SHARES OF RESTRICTED STOCK ISSUED
            UNDER THE ADVANTA CORP. 2000 OMNIBUS STOCK INCENTIVE PLAN

 ===============================================================================
                     THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE
          AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, OCTOBER 5, 2001,
                        UNLESS ADVANTA EXTENDS THE OFFER
 ===============================================================================

        Advanta Corp. is offering to repurchase "Eligible AMIP Shares" from "eligible employees." "Eligible AMIP Shares" are shares of restricted stock granted under the Advanta Management Incentive Program (the "AMIP Program") that:

        - are attributable to an eligible employee's 2001 target bonus (the "2001 target bonus"); and

        - have a weighted average value, as calculated for purposes of determining the original number of shares granted (the "weighted average value") that is greater than $10.625 per share.


An "eligible employee" refers to any person: (1) who holds Eligible AMIP Shares, at least some of which shares were granted prior to February 28, 2001; and (2) who, as of the expiration of this offer, is employed by us and has not received a notice of termination that is effective on or prior to the expiration of this offer. If you are an eligible employee and you tender your Eligible AMIP Shares, in consideration we will: (1) in the event you earn a percentage of your 2001 target bonus, pay to you in cash the portion of your 2001 target bonus that otherwise would have been payable in AMIP shares, and (2) regardless of whether you earn any percentage of your 2001 target bonus, promptly grant to you options to purchase a number of shares of our Class B Common Stock, at an exercise price of $10.625 per share, that is equal to (A) the number of Eligible AMIP Shares tendered by you and accepted by us for repurchase multiplied by their weighted average value per share, (B) divided by $10.625. If you earn a percentage of your 2001 target bonus, a percentage of the options equal to the percentage of the 2001 target bonus awarded to you will vest on April 11, 2002, up to a maximum of 100% of the options. Any options that do not vest on that date will vest on the tenth anniversary of the date on which the related tendered Eligible AMIP Shares were granted. The options will be exercisable for two years after the date on which they vest. You must remain employed by us in order for the options to vest and in order for you to be able to exercise the options after they vest. The cash payment and the options are described fully in Section 10 of this offer to repurchase. We will document the options by means of an option agreement between us and you, a form of which is attached. The options will be issued under the Advanta Corp. 2000 Omnibus Stock Incentive Plan (the "Omnibus Plan"). The AMIP Program is administered under the Omnibus Plan.


        Any portion of your 2001 target bonus that you previously elected to receive in cash will not be affected in any way by whether you accept this offer.

        We are making this offer upon the terms and subject to the conditions set forth in this offer to repurchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "offer").

        You may only tender either all or none of your Eligible AMIP Shares. We will cancel all tendered Eligible AMIP Shares that we accept pursuant to this offer.

        This offer is not conditioned upon a minimum number of Eligible AMIP Shares being tendered. This offer is subject to conditions that we describe in
Section 8 of this offer to repurchase. ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE AMIP SHARES. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE AMIP SHARES.

        Shares of our Class B Common Stock are quoted on the Nasdaq National Market under the symbol "ADVNB." On August 3, 2001, the last reported sale price of the Class B Common Stock on the Nasdaq National Market was $12.21 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR CLASS B COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR ELIGIBLE AMIP SHARES.

        You should direct questions about this offer or requests for assistance or for additional copies of the offer to repurchase or the Letter of Transmittal to the EXCHANGE PROGRAM INFORMATION LINE AT (215) 444-5205.

                               SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to repurchase and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer to repurchase and the letter of transmittal. We have included page references to the remainder of this offer to repurchase to let you know where you can find a more complete description of the topics covered in this summary.

- WHAT SECURITIES IS ADVANTA OFFERING TO REPURCHASE AND WHAT WILL I RECEIVE IN EXCHANGE?


        We are offering to repurchase all eligible AMIP shares from eligible employees. If you are an eligible employee, in consideration for the repurchase of your eligible AMIP shares, we will: (1) in the event you earn a percentage of your 2001 target bonus, pay to you in cash the portion of your 2001 target bonus that otherwise would have been payable in AMIP shares, and (2) grant to you new options to purchase shares of our Class B Common Stock at an exercise price of $10.625 per share. If you tender your eligible AMIP shares and we accept them for repurchase, we will grant the new options promptly after the expiration of the offer, subject to the vesting provisions described below, regardless of whether you earn any percentage of your 2001 target bonus. Page 9.


- IF I TENDER MY ELIGIBLE AMIP SHARES, WHAT HAPPENS TO THE PORTION OF MY 2001 TARGET BONUS THAT I ELECTED TO RECEIVE IN CASH?

        Nothing. This offer relates only to the tender of your eligible AMIP shares. Any portion of your 2001 target bonus that you previously elected to receive in cash is not affected in any way by whether you accept this offer. So, if you earn a percentage of your 2001 target bonus, you still will receive the part of the 2001 target bonus that you elected to receive in cash. For example, if your 2001 target bonus is $20,000 and you elected to receive 50%, or $10,000, of your 2001 target bonus in cash, assuming you earn 100% of your 2001 target bonus, you will receive the $10,000 relating to that 50% cash election even if you tender your eligible AMIP shares in the offer. Page 10.

-       WHO QUALIFIES AS AN ELIGIBLE EMPLOYEE?

        An "eligible employee" is any person who holds eligible AMIP shares, at least some of which shares were granted before February 28, 2001, and who, as of the date of expiration of the offer, is employed by us and has not received a notice of termination that is effective on or before the expiration of this offer. Page 9.

-       WHAT ARE ELIGIBLE AMIP SHARES?

        Eligible AMIP shares are AMIP shares attributable to an eligible employee's 2001 target bonus that have a weighted average value, as calculated for purposes of determining the original number of shares granted, that is greater than $10.625 per share. Page 9.

-       HOW IS THE WEIGHTED AVERAGE VALUE OF MY ELIGIBLE AMIP SHARES DETERMINED?

        When you entered the applicable plan for 2001 under the AMIP Program, we granted to you restricted shares of Class B Common Stock in an amount that represented a value at the time of the grant equal to your 2001 target bonus based on your then current base salary multiplied by the percentage of your then current 2001 target bonus you elected to receive in AMIP shares. We valued the shares granted to you at the 90-day trailing average stock price, as determined in accordance with the provisions of the AMIP Program. If we later increased your 2001 target bonus as a percentage of your base salary, you received an additional grant of restricted shares in an amount representing the value of the change in your 2001 target bonus. If you received additional shares of restricted stock as a result of an increase in your 2001 target bonus, we granted additional shares at the 90-day trailing average stock price in effect at the time of the later grant, as determined in accordance with the provisions of the AMIP Program. This could have been a different stock price than the one that applied to your initial grant of restricted shares for your original 2001 target bonus.

        We will calculate the weighted average value of your eligible AMIP shares as follows: for each grant of restricted shares applicable to your 2001 target bonus, (1) we will multiply (X) the number of shares granted, by (Y) the 90-day trailing average stock price as determined in accordance with the AMIP Program to obtain the value (V) for that particular grant; (2) we will add together all of the values for all of the grants; then (3) we will divide the sum of all values by the total number of shares in all grants. Pages 10-11.

        For example, assume that upon entering the AMIP Program in 1999 your base salary was $80,000, your 2001 target bonus was 25% of your salary and the 90-day trailing average stock price was $20.00 per share. If at that time you elected to receive 100% of your 2001 bonus in AMIP shares, you would have been granted 1,000 AMIP shares, calculated as follows: (1) $80,000 salary multiplied by 25% target multiplied by 100% stock election, (2) divided by $20.00 share price. If one year later your 2001 target bonus was increased to 40% of your salary and the 90-day trailing average was $12.00, you would have been granted an additional 1,000 AMIP shares as a result of the target bonus increase, calculated as follows: (1) $80,000 salary multiplied by the 15% target increase multiplied by 100% stock election, (2) divided by $12.00 share price. The weighted average value of your shares would be $16.00 per share, calculated as follows:

        1,000 x $20.00 = $20,000(V1)
        1,000 x $12.00 = $12,000(V2)

        $20,000(V1) + $12,000(V2) = $32,000

        $32,000 (sum of V1+V2) = $16.00 (weighted average value per share)
        ----------------------

        2,000 (total # of shares)

- WHAT IS THE AMOUNT OF THE CASH PAYMENT THAT I WILL RECEIVE FOR MY TENDERED ELIGIBLE AMIP SHARES?

        Your actual bonus may range from 0% to 200% of your target bonus. The actual percent of your target bonus that you earn will not be determined until after the expiration date of this offer. To the extent your 2001 target bonus is earned, we will pay your bonus entirely in cash, including the portion of your 2001 target bonus related to your eligible AMIP shares. For example, if your 2001 target bonus is $10,000, 50% of which you elected to receive in AMIP Shares, and the Plan Administrative Committee of our board of directors and management determine that under our annual bonus program you have earned 100% of your 2001 target bonus, then, instead of the AMIP shares you would have received, we will pay you $5,000 in cash. Any portion of your 2001 target bonus that you previously elected to receive in cash is not affected in any way by whether you accept this offer. Therefore, assuming the above facts, we would also pay to you the 50% of your 2001 target bonus, or $5,000, that you previously elected to receive in cash. If the Plan Administrative Committee and management determine that you have earned some other percentage of your 2001 target bonus, which could be more than or less than 100%, we will pay you entirely in cash the percentage of your 2001 target bonus that you earn, including the portion that otherwise would have been paid to you in AMIP shares. If the Plan Administrative Committee and management determine that you have not earned any of the year 2001 target bonus, we will not pay you any cash on account of the eligible AMIP shares that you tender. Pages 17-18.

-       AM I GUARANTEED TO RECEIVE A CASH PAYMENT?

        No. The cash payment will be made if, when and to the extent that we would have granted accelerated vesting of your eligible AMIP shares in accordance with the administrative guidelines for the AMIP Program. You will not receive any cash for eligible AMIP shares that the Plan Administrative Committee and management determine would not have been accelerated had you retained the eligible AMIP shares. In other words, you will not receive any cash payment for AMIP shares that would have been "frozen" and would have vested ten years after the date of grant even if they had not been accelerated as a bonus payment. Pages 17-18.

- IF I RECEIVE LESS THAN 100% OF MY 2001 TARGET BONUS AND I HAVE TENDERED MY ELIGIBLE AMIP SHARES, WILL THE REMAINDER OF THE CASH BE "FROZEN" AND PAID OUT TO ME ON THE 10TH ANNIVERSARY OF MY ENTERING THE AMIP PROGRAM?

        No. If you tender your eligible AMIP shares and for your 2001 performance you receive no bonus payment or a bonus payment that is less than 100% of your 2001 target bonus, we will not pay to you the unearned portion of your 2001 target bonus. See below for a discussion about when the new options will vest if you earn less than 100% of your 2001 target bonus.

-       WHEN WILL I RECEIVE MY CASH?

        If you earn a percentage of your 2001 target bonus as described above, we will pay to you an amount equal to that percentage of your 2001 target bonus in cash, including the portion of your earned 2001 target bonus related to your eligible AMIP shares, at the same time as other 2001 AMIP awards are paid under our 2000 Omnibus Stock Incentive Plan. Page 17.

-       HOW MANY OPTIONS WILL I RECEIVE FOR MY TENDERED ELIGIBLE AMIP SHARES?


        We will grant you new options to purchase a number of shares of our Class B Common Stock equal to (a) the number of eligible AMIP shares tendered by you and accepted by us for repurchase multiplied by their weighted average value per share, (b) divided by $10.625. This means that for every $1,062.50 of weighted average value of eligible AMIP shares that you tender and we accept for repurchase, you will receive 100 options. For example, if you tender and we accept for repurchase 425 eligible AMIP shares with a weighted average value per share of $15.00, we will grant you new options to purchase 600 shares of our Class B Common Stock. However, we will not issue any options exercisable for fractional shares. Instead, we will round down to the nearest whole number. For example, if you tender 50 eligible AMIP shares with a weighted average value per share of $20.00, a $1,000 value, that we accept for repurchase, you will receive options exercisable for 94 shares. We will grant all of the new options under our Omnibus Plan. The new options will be governed by the terms and conditions of the Omnibus Plan and the terms and conditions contained in an option agreement between you and us. If you tender your eligible AMIP shares and we accept them for repurchase, we will grant the new options promptly after the expiration of the offer, subject to the vesting provisions described below, regardless of whether you earn any percentage of your 2001 target bonus. Page 18.


-       WHEN WILL I RECEIVE MY NEW OPTIONS?

        If we accept your eligible AMIP shares for exchange, we will grant the new options promptly after the expiration of the offer. Page 18.

-       WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

        The exercise price of each of the new options will be $10.625 per share of Class B Common Stock. Page 18.

-       WHEN WILL THE NEW OPTIONS VEST?

        If you earn a percentage of your 2001 target bonus, a percentage of the new options equal to the percentage of the 2001 target bonus awarded to you will vest on April 11, 2002, up to a maximum of 100% of the new options. Any new options that do not vest on that date will vest on the tenth anniversary of the date on which the related tendered eligible AMIP shares were granted. For example, assume that you receive 200 new options in exchange for your eligible AMIP shares and that all of your eligible AMIP shares were originally granted to you on January 1, 1998. If the Plan Administrative Committee and management determine that you earn 75% of your 2001 target bonus, then 150 new options, or 75% of the 200 options, will be accelerated to vest on April 11, 2002 and the remaining 50 options will vest on January 1, 2008. Even though the Plan Administrative Committee and management may award you up to 200% of your 2001 target bonus, you will not receive additional options if you earn more than 100% of your 2001 target bonus. No portion of the new options we grant will be immediately exercisable. Page 18.

- IF I EARN LESS THAN 100% OF MY 2001 TARGET BONUS AND IF I HAVE HAD MULTIPLE GRANTS OF ELIGIBLE AMIP SHARES, HOW WILL ADVANTA DETERMINE WHICH OF MY NEW OPTIONS WILL BE ACCELERATED TO VEST ON APRIL 11, 2002 AND WHEN THE REMAINDER OF THE NEW OPTIONS VEST?

        If you have had multiple grants of eligible AMIP shares and if you earn less than 100% of your 2001 target bonus, we will use a first in, first out calculation to determine which of your new options will be accelerated to vest on April 11, 2002. This means that the new options that are related to your oldest grants of eligible AMIP shares will be accelerated to vest first. For example, if you receive 200 new options and if the Plan Administrative Committee and management determine that you earn 75% of your 2001 target bonus, 150 options will be accelerated to vest on April 11, 2002. Assuming that one-fourth of your eligible AMIP shares were issued on each of January 1, 1994, 1995, 1996 and 1999, the 150 options related to the eligible AMIP shares granted in 1994, 1995 and 1996 will be accelerated to vest on April 11, 2002. Subject to the conditions contained in the Omnibus Plan and the option agreement, the 50 options related to the eligible AMIP shares granted in 1999 will not be accelerated and will vest on January 1, 2009, 10 years following the grant of the related eligible AMIP shares. Pages 18-19.

-       AFTER THE NEW OPTIONS VEST, HOW LONG DO I HAVE TO EXERCISE THEM?

        The new options will expire two years after the date on which they vest. This means that you will have two years from the date on which the new options vest in which to exercise them. For example, new options that are accelerated to vest on April 11, 2002 will expire on April 11, 2004. If you do not remain employed by Advanta Corp. or one of our subsidiaries, your options may expire earlier than two years after they vest. Page 19.

-       WHY ARE WE MAKING THE OFFER?

        This offer to repurchase eligible AMIP shares in exchange for a potential cash payment and new options is designed to restore the potential value of your 2001 target bonus and reinforce our commitment to competitive bonus opportunities. Without this offer to repurchase eligible AMIP shares from eligible employees, our AMIP stock bonus program for the year 2001 would not provide the full intended benefits because the program was designed before our recent restructuring. By making this offer to repurchase eligible AMIP shares from eligible employees for the potential cash payment and new options, we believe your 2001 target bonus will have a greater potential value. Page 11.

-       ARE THERE CONDITIONS TO THE OFFER?

        The offer is not conditioned upon a minimum number of eligible AMIP shares being tendered. However, a number of other events could occur which may cause us to delay or terminate the offer. These events are described in Section
8. Pages 15-17.

- ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY TO RECEIVE THE CASH AND THE NEW OPTIONS?

        You must be an employee of Advanta Corp. or one of our subsidiaries from the date of this offer through the expiration date of the offer to receive new options as part of the consideration for the tender of your eligible AMIP shares. You must be an employee of Advanta Corp. or one of our subsidiaries on the date that bonuses for the 2001 performance year are paid and have earned a percentage of your 2001 target bonus in order to receive any earned portion of your 2001 target bonus, including the cash payment in lieu of eligible AMIP shares described in this offer. Pages 9 & 20.

        Your participation in the offer does not give you the right to remain in the employ of Advanta Corp. or any of our subsidiaries nor does it guarantee that any portion of your 2001 target bonus will be earned or paid in cash other than as described in this offer to repurchase.

- IF I CHOOSE TO TENDER ELIGIBLE AMIP SHARES, DO I HAVE TO TENDER ALL OF MY ELIGIBLE AMIP SHARES?

        Yes. You must tender either all or none of your eligible AMIP shares. We will not accept partial tenders of eligible AMIP shares. Page 10.

-       WILL I HAVE TO PAY TAXES IF I TENDER MY ELIGIBLE AMIP SHARES IN THE
        OFFER?


        If you tender your eligible AMIP shares in the offer, we believe you will not be required under current law to recognize income for federal income tax purposes at the time of the issuance of the new options. However, if you earn any portion of your 2001 target bonus, then our payment to you in cash as described above will be fully taxable as ordinary income in the year it is paid. Upon the exercise of all or any portion of your new options, you will have to take into account as ordinary income for federal income tax purposes the excess of the value of the stock acquired over the purchase price paid for the stock in the year in which the exercise occurs. We recommend that you consult with your own tax advisor to determine the specific tax consequences to you of tendering eligible AMIP shares pursuant to the offer. Page 25.


- WHAT HAPPENS TO ELIGIBLE AMIP SHARES THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR REPURCHASE?

        Nothing. Eligible AMIP shares that you choose not to tender or that we do not accept for repurchase remain outstanding and remain subject to the terms of the existing AMIP Program, including terms and conditions governing your right to accelerated vesting.

- HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER ELIGIBLE AMIP SHARES IN THE OFFER?

        You have until 12:00 midnight, Eastern time, on Friday, October 5, 2001 to tender your eligible AMIP shares in the offer. Page 11.

-       CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED?

        We may, in our discretion, extend the offer at any time, but we cannot assure you that we will extend the offer or, if we extend it, for how long. If we extend the offer, we will make an announcement of the extension to all eligible employees no later than 9:00 a.m. on the first business day following the previously scheduled expiration date. If we extend the offer, we may delay the acceptance of any eligible AMIP shares that have been tendered. Pages 25-26.

-       HOW DO I TENDER MY ELIGIBLE AMIP SHARES?

        If you decide to tender your eligible AMIP shares, you must deliver, before the offer expires, a properly completed and executed letter of transmittal and any other documents required by the letter of transmittal to Advanta Corp., Welsh and McKean Roads, Spring House, Pennsylvania 19477
Attention: Maryann Buchholz (facsimile number: (215) 444-6120). Pages 12-13.

- DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED ELIGIBLE AMIP SHARES?

        You may withdraw your tendered eligible AMIP shares at any time before 12:00 midnight, Eastern time, on October 5, 2001; provided, however, that if the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration date. In addition, unless we terminate the offer or accept your tendered eligible AMIP shares for repurchase before 12:00 midnight, Eastern time, on November 2, 2001, you may withdraw your tendered eligible AMIP shares at any time after 12:00 midnight, Eastern time, on November 2, 2001. Because we are not accepting partial tenders of eligible AMIP shares, you may only withdraw all of the eligible AMIP shares you previously tendered. To withdraw tendered eligible AMIP shares, you must deliver to us at the address or facsimile number listed above a written notice of withdrawal stating your name, the number of previously tendered eligible AMIP shares and your desire to withdraw the tender of your eligible AMIP shares while you still have the right to withdraw the tendered eligible AMIP shares. Once you have withdrawn eligible AMIP shares, you may re-tender them only by again following the delivery procedures described above. Pages 13-14.

-       WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

        Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your eligible AMIP shares. You must make your own decision whether to tender your eligible AMIP shares. For questions about tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. Page 12.

-       WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

        For additional information or assistance, please call the Exchange Program Information Line at (215) 444-5205.

                                TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
SUMMARY TERM SHEET                                                                     1

THE OFFER

1.      Introduction                                                                   9
2.      Determining the Weighted Average Value of Eligible AMIP Shares                 10
3.      Expiration Date                                                                11
4.      Purpose of the Offer                                                           11
5.      Procedures for Tendering Eligible AMIP Shares                                  12
6.      Withdrawal Rights                                                              13
7.      Acceptance of Eligible AMIP Shares; Cash Payment
        and Issuance of New Options                                                    14
8.      Conditions of the Offer                                                        15
9.      Price Range of Common Stock Underlying the New Options                         17
10.     Source and Amount of Consideration; Terms
        of New Options                                                                 17
11.     Information Concerning Advanta Corp.                                           21
12.     Interests of Directors and Officers; Transactions
        and Arrangements Concerning the Eligible AMIP Shares                           23
13.     Status of Eligible AMIP Shares Acquired by Us in the Offer;
        Accounting Consequences of the Offer                                           24
14.     Legal Matters; Regulatory Approvals                                            25
15.     Material Federal Income Tax Consequences                                       25
16.     Extension of Offer; Termination; Amendment                                     25
17.     Fees and Expenses                                                              26
18.     Additional Information                                                         26
19.     Miscellaneous                                                                  27


SCHEDULE A Information Concerning the Directors and Executive Officers of Advanta Corp.

                                    THE OFFER

1.      INTRODUCTION

        Advanta Corp. is offering to repurchase "Eligible AMIP Shares" from "eligible employees." "Eligible AMIP Shares" are shares of restricted stock granted under the Advanta Management Incentive Program (the "AMIP Program") that:

        - are attributable to an eligible employee's 2001 target bonus (the "2001 target bonus"); and

        - have a weighted average value, as calculated for purposes of determining the original number of shares granted (the "weighted average value") that is greater than $10.625 per share.


An "eligible employee" refers to any person: (1) who holds Eligible AMIP Shares, at least some of which shares were granted prior to February 28, 2001; and (2) who, as of the expiration of this offer, is employed by us and has not received a notice of termination that is effective on or prior to the expiration of this offer. If you are an eligible employee and you tender your Eligible AMIP Shares, in consideration we will: (1) in the event you earn a percentage of your 2001 target bonus, pay to you in cash the portion of your 2001 target bonus that otherwise would have been payable in AMIP shares (the "Cash Payment"), and (2) regardless of whether you earn any percentage of your 2001 target bonus, promptly grant to you options to purchase a number of shares of our Class B Common Stock (the "New Options"), at an exercise price of $10.625 per share, that is equal to (A) the number of Eligible AMIP Shares tendered by you and accepted by us for repurchase multiplied by their weighted average value per share, (B) divided by $10.625. If you earn a percentage of your 2001 target bonus, a percentage of the New Options equal to the percentage of the 2001 target bonus awarded to you will vest on April 11, 2002, up to a maximum of 100% of the New Options. Any New Options that do not vest on that date will vest on the tenth anniversary of the date on which the related tendered Eligible AMIP Shares were granted. The New Options will be exercisable for two years after the date on which they vest. The Cash Payment and the New Options are described fully in Section 10 of this offer to repurchase. We will document the New Options by means of an option agreement between us and you, a form of which is attached. The New Options will be issued under the Advanta Corp. 2000 Omnibus Stock Incentive Plan (the "Omnibus Plan"). The AMIP Program is administered under the Omnibus Plan.


        You must be an employee of Advanta Corp. or one of our subsidiaries from the date of this offer through the expiration date of this offer in order to receive New Options as part of the consideration for the tender of your Eligible AMIP Shares. You must be an employee of Advanta Corp. or one of our subsidiaries in order for the New Options to vest and in order for you to have the right to exercise them. You must be an employee of Advanta Corp. or one of our subsidiaries on the date that bonuses for the 2001 performance year are paid and have earned a percentage of your 2001 target bonus in order to receive the earned portion of your 2001 target bonus, including the Cash Payment. Your participation in the offer does not give you the right to remain in the employ of Advanta Corp. or any of our subsidiaries nor does it guarantee that any portion of your 2001 target bonus will be paid in cash or otherwise or that any of the New Options will be accelerated to vest on April 11, 2002, except as described in this offer to repurchase.

        We are making this offer upon the terms and subject to the conditions set forth in this offer to repurchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "offer").

        You may only tender either all or none of your Eligible AMIP Shares. All tendered Eligible AMIP Shares that we accept pursuant to this offer will be cancelled.

        Any portion of your 2001 target bonus that you previously elected to receive in cash will not be affected in any way by whether you accept this offer.

        This offer is not conditioned upon a minimum number of Eligible AMIP Shares being tendered. This offer is subject to conditions that we describe in
Section 8 of this offer to repurchase.

        As of August 3, 2001, 17,359,944 shares of our Class B Common Stock were issued and outstanding, of which 120,080 were Eligible AMIP Shares held by eligible employees.

2.      DETERMINING THE WEIGHTED AVERAGE VALUE OF ELIGIBLE AMIP SHARES

        When you entered the applicable plan for 2001 under the AMIP Program, we granted to you restricted shares of Class B Common Stock in an amount that represented a value at the time of the grant equal to your 2001 target bonus based on your then current base salary, multiplied by the percentage of your then current 2001 target bonus you elected to receive in AMIP shares. We valued the shares granted to you at the 90-day trailing average stock price, as determined in accordance with the provisions of the AMIP Program. If we later increased your target bonus as a percentage of your base salary, you received an additional grant of restricted shares in an amount representing the value of the change in your 2001 target bonus. If you received additional shares of restricted stock as a result of an increase in your 2001 target bonus, we granted additional shares at the 90-day trailing average stock price in effect at the time of the later grant, as determined in accordance with the provisions of the AMIP Program. This could have been a different stock price than the one that applied to your initial grant of restricted shares for your original 2001 target bonus.

        We will calculate the weighted average value of your eligible AMIP shares as follows: for each grant of restricted shares applicable to your 2001 target bonus, (1) we will multiply (X) the number of shares granted, by (Y) the 90-day trailing average stock price as determined in accordance with the AMIP Program to obtain the value (V) for that particular grant; (2) we will add together all of the values for all of the grants; then (3) we will divide the sum of all values by the total number of shares in all grants.

        For example, assume that upon entering the AMIP Program in 1999 your base salary was $80,000, your 2001 target bonus was 25% of your salary and the 90-day trailing average stock price was $20.00 per share. If at that time you elected to receive 100% of your 2001 bonus in AMIP Shares, you would have been granted 1,000 AMIP shares, calculated as follows: (1) $80,000 salary multiplied by 25% target multiplied by 100% stock election, (2) divided by $20.00 share price. If one year later your 2001 target bonus was increased to 40% of your salary and the 90-day trailing average was $12.00, you would have been granted an additional 1,000

AMIP shares as a result of the target bonus increase, calculated as follows: (1) $80,000 salary multiplied by the 15% target increase multiplied by 100% stock election, (2) divided by $12.00 share price. The weighted average value of your shares would be $16.00 per share, calculated as follows:

        1,000 x $20.00 = $20,000(V1)
        1,000 x $12.00 = $12,000(V2)

        $20,000(V1) + $12,000(V2) = $32,000

        $32,000 (sum of V1+V2) = $16.00 (weighted average value per share)
        ----------------------

        2,000 (total # of shares)

3.      EXPIRATION DATE

        Upon the terms and subject to the conditions of the offer, we will repurchase all outstanding Eligible AMIP Shares under the Omnibus Plan held by eligible employees that are properly tendered and not validly withdrawn in accordance with Section 6 before the "expiration date," as defined below. We will not accept partial tenders of Eligible AMIP Shares. Therefore, you may only tender either all or none of your Eligible AMIP Shares.

        If you are an eligible employee and you properly tender all of your Eligible AMIP Shares and if we accept your Eligible AMIP Shares for repurchase, then, unless we terminate this offer pursuant to the terms and conditions of this offer, you will be entitled to receive the consideration described in
Section 10 of this offer.

        The term "expiration date" means 12:00 midnight, Eastern time, on Friday, October 5, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 16 for a description of our rights to extend, delay, terminate and amend the offer.

4.      PURPOSE OF THE OFFER

        This offer to repurchase Eligible AMIP Shares in exchange for the Cash Payment and New Options is designed to restore the potential value of your 2001 target bonus and reinforce our commitment to competitive bonus opportunities. Without this offer to repurchase Eligible AMIP Shares from eligible employees, our AMIP stock bonus program for the year 2001 would not provide the full intended benefits because the program was designed before our recent restructuring. By making this offer to repurchase Eligible AMIP Shares from eligible employees for the Cash Payment and New Options, we believe your 2001 target bonus will have a greater potential value.

        Subject to the foregoing, and except as otherwise disclosed in this offer or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

        (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

        (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

        (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

        (d) any change in our present board of directors or management, including a change in the number or term of directors, or to fill any existing board vacancies or to change any executive officer's material terms of employment;

        (e) any other material change in our corporate structure or business;

        (f) our common stock being delisted from or not being authorized for quotation in an automated quotation system operated by a national securities association;

        (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

        (h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

        (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

        (j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

        Neither we nor our board of directors makes any recommendation as to whether you should tender your Eligible AMIP Shares, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to repurchase and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to tender your Eligible AMIP Shares for repurchase.

5.      PROCEDURES FOR TENDERING ELIGIBLE AMIP SHARES

        PROPER TENDER OF ELIGIBLE AMIP SHARES. To validly tender your Eligible AMIP Shares pursuant to the offer, you must, in accordance with the terms of the Letter of Transmittal, properly complete, duly execute and deliver to us the Letter of Transmittal, or a facsimile of the Letter of Transmittal, along with any other required documents. Before the expiration date, we must receive the Letter of Transmittal at the following address or facsimile number:

        Advanta Corp.
        Welsh and McKean Roads
        Spring House, Pennsylvania 19477

        Attention: Maryann Buchholz
        Facsimile No.: (215) 444-6120

        THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF YOU DELIVER BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURE THE MATERIALS. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

        DETERMINATION OF VALIDITY; REJECTION OF TENDERS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our reasonable discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of Eligible AMIP Shares. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of Eligible AMIP Shares that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered Eligible AMIP Shares that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular Eligible AMIP Shares or any particular holder of Eligible AMIP Shares. No tender of Eligible AMIP Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering holder of Eligible AMIP Shares or waived by us. Neither we nor any other person is obligated to give you notice of any defects or irregularities in your tender, nor will anyone incur any liability for failure to give you any such notice.

        OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. Your tender of Eligible AMIP Shares pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR REPURCHASE OF THE ELIGIBLE AMIP SHARES TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

        Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration date all properly tendered Eligible AMIP Shares that have not been validly withdrawn.

6.      WITHDRAWAL RIGHTS

        You may only withdraw your tendered Eligible AMIP Shares in accordance with the provisions of this Section 6.

        You may withdraw your tendered Eligible AMIP Shares at any time before 12:00 midnight, Eastern time, on October 5, 2001; provided, however, that if the offer is extended by us beyond that time, you may withdraw your tendered Eligible AMIP Shares at any time until the extended expiration date. In addition, unless we terminate the offer or accept your tendered Eligible AMIP Shares for repurchase before 12:00 midnight, Eastern time, on November 2,

2001, you may withdraw your tendered Eligible AMIP Shares at any time after 12:00 midnight, Eastern time, on November 2, 2001.

        To validly withdraw tendered Eligible AMIP Shares, a holder of Eligible AMIP Shares must deliver to us at the address set forth in Section 5 of this offer to repurchase a written notice of withdrawal, or a facsimile thereof, stating the holder's name, the number of previously tendered Eligible AMIP Shares and the holder's desire to withdraw the tender of Eligible AMIP Shares, while the holder of Eligible AMIP Shares still has the right to withdraw the tendered Eligible AMIP Shares. The notice of withdrawal must specify the name of the holder of Eligible AMIP Shares who tendered the Eligible AMIP Shares to be withdrawn and the number of Eligible AMIP Shares to be withdrawn. Because we are not accepting partial tenders of Eligible AMIP Shares, you may only withdraw all of the Eligible AMIP Shares held by you. Except as described in the following sentence, the notice of withdrawal must be executed by the holder of Eligible AMIP Shares who tendered the Eligible AMIP Shares to be withdrawn exactly as such holder's name appears on the documents evidencing such Eligible AMIP Shares. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be identified on the notice of withdrawal.

        You may not rescind any withdrawal. Any Eligible AMIP Shares you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those Eligible AMIP Shares before the expiration date by following the procedures described in Section 5 of this offer to repurchase.

        Neither we nor any other person is obligated to give you notice of any defects or irregularities in any notice of withdrawal that you may submit, nor will anyone incur any liability for failure to give you any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

7.      ACCEPTANCE OF ELIGIBLE AMIP SHARES; CASH PAYMENT AND ISSUANCE OF NEW
        OPTIONS

        Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we will accept for repurchase and cancel Eligible AMIP Shares properly tendered and not validly withdrawn before the expiration date. If your properly tendered Eligible AMIP Shares are accepted for repurchase, you will receive the consideration set forth in Section 10 of this offer.

        For purposes of the offer, we will be deemed to have accepted for repurchase Eligible AMIP Shares that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the holders of our acceptance for repurchase of such Eligible AMIP Shares, which may be given by e-mail. Subject to our rights to extend, terminate and amend the offer, we currently expect that, promptly after the expiration date, we will:

        - accept all properly tendered Eligible AMIP Shares that are not validly withdrawn; and

        - send each tendering holder a letter indicating: (a) the amount of the Cash Payment that would be paid if the eligible employee were to be awarded a bonus for 2001 equal to 100% of the 2001 target bonus; and (b) the number of New Options that we have awarded.

        Under the current AMIP Program, your Eligible AMIP Shares will vest automatically 10 years after you entered the AMIP Program, assuming you continue to be employed by Advanta Corp. or one of its subsidiaries, even if we do not accelerate vesting in accordance with the guidelines of the AMIP Program. If you tender your Eligible AMIP Shares, your Eligible AMIP Shares will not be available for vesting at any time. In addition, if you tender your Eligible AMIP Shares, you will no longer have the rights of a shareholder of our Class B Common Stock as to those Eligible AMIP Shares, including the right to receive dividends.

        If you tender your eligible AMIP shares and for the 2001 performance year you receive no bonus payment or a bonus payment that is less than 100% of your 2001 target bonus, we will not pay you in cash or otherwise the unearned portion of your 2001 target bonus at any time in the future.

8.      CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the offer, and in addition to, and not in limitation of, our right to extend or amend the offer at any time in our reasonable discretion, we will not be required to accept for payment, or pay for, any Eligible AMIP Shares tendered, and we may terminate or amend the offer or may postpone, subject to the requirements of the Exchange Act for prompt payment for or return of the Eligible AMIP Shares, the acceptance for payment of, and payment for, Eligible AMIP Shares tendered if at any time on or after the date of this offer and on or before the expiration date of the offer (except in the case of conditions involving the receipt of necessary governmental approvals) any of the following shall have occurred or shall have been determined in our reasonable judgment to have occurred and in any such case and regardless of the circumstances (including any action or omission to act by us) giving rise to those circumstances, the event, in our reasonable judgment, makes it inadvisable to proceed with the offer or with the acceptance for payment or payment:

        - there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, directly or indirectly: (a) challenges the making of the offer, the acquisition of some or all of the Eligible AMIP Shares pursuant to the offer or otherwise relates in any manner to the offer; or (b) in our reasonable judgment, could materially and adversely affect our business, financial or other condition, income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or any of our affiliates or materially impair the contemplated benefits of the offer to us; or

        - there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, issued or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly: (a) make the acceptance for payment of, or payment for, some or all of the Eligible AMIP Shares illegal or otherwise restrict or prohibit consummation of the offer;
(b) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Eligible AMIP Shares; (c) materially impair the contemplated benefits of the offer to us; or (d) materially affect our business, financial or other condition, income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or any of our affiliates; or

        - there shall have occurred: (a) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (b) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (c) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (d) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States; (e) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, financial or other condition, income, operations or prospects; or (f) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof; or

        - any change shall have occurred or shall have been threatened in our business, financial or other condition, income, operations, or prospects, which, in our reasonable judgment, is or may be materially adverse to us or any of our affiliates, or any other event shall have occurred which, in our reasonable judgment, materially impairs the contemplated benefits of the offer to us; or

        - any tender or exchange offer with respect to some or all of our capital stock, other than this offer, or any merger, business combination or acquisition proposal, disposition of assets, other than in the ordinary course of business, or other similar transaction with or involving us or any of our affiliates, other than the offer, shall have been proposed, announced or made by any person or entity.

        All of the foregoing conditions, other than those involving receipt of necessary governmental approvals, will be satisfied or waived on or before the expiration date. The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition. Any such condition may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described in this Section 8 and any related judgment by us regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Eligible AMIP Shares shall be final and shall be binding on all parties.

9.      PRICE RANGE OF COMMON STOCK UNDERLYING THE NEW OPTIONS

        Our Class B Common Stock is traded on the Nasdaq National Market under the symbol" ADVNB." The following table shows, for the periods indicated, the high, low and closing sales prices for the last two years of our Class B Common Stock as reported by the Nasdaq National Market.


Quarter Ended:                High                   Low                 Close
--------------                ----                   ---                 -----
September 1999                 $19.13                 $11.38               $11.75
December 1999                  $15.88                 $10.44               $14.06
March 2000                     $15.50                 $11.50               $14.48
June 2000                      $15.13                  $7.75                $8.50
September 2000                 $10.19                  $7.50                $8.14
December 2000                   $8.38                  $4.13                $7.19
March 2001                     $14.00                  $7.16               $13.69
June 2001                      $14.00                 $11.90               $13.97

        As of August 3, 2001, the last reported sale price of our Class B Common Stock, as reported by the Nasdaq National Market, was $12.21 per share, and there were 17,359,944 shares outstanding.

        WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR CLASS B COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR ELIGIBLE AMIP SHARES.

10.     SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS

        CONSIDERATION

        CASH. As part of the consideration for Eligible AMIP Shares validly tendered and accepted by us pursuant to this offer, if you earn a percentage of your 2001 target bonus, we will make a Cash Payment to you in an amount equal to the earned portion of the 2001 target bonus that otherwise would have been paid in AMIP shares. The Plan Administrative Committee of the board of directors (the "Plan Administrative Committee") and management may determine that an eligible employee has earned between 0% and 200% of his or her 2001 target bonus. We will pay to you in cash such portion of the 2001 target bonus that is related to your Eligible AMIP Shares as the Plan Administrative Committee and management have determined that you have earned. We will pay the Cash Payment out of our general funds. To the extent you earn a percentage of your 2001 target bonus, as described above, we will make the Cash Payment at the same time as other 2001 AMIP awards are paid under our Omnibus Plan. The Cash Payment will be made only to the extent that the Plan Administrative Committee and management would have granted accelerated vesting of your Eligible AMIP Shares in accordance with the administrative guidelines for the AMIP Program. You will not receive cash pursuant to this offer to the extent the Plan Administrative Committee and management determine that vesting of some or all of your Eligible AMIP Shares would not have been accelerated had you retained the Eligible AMIP Shares. In other words, you will not receive a Cash Payment to the extent the Plan Administrative Committee and management determine that some or all of your Eligible AMIP Shares would have been "frozen" and would not have vested until ten years after the date of grant.

        Any portion of your 2001 target bonus that you previously elected to receive in cash will not be affected in any way by whether you accept this offer.

        If we receive and accept tenders of all outstanding Eligible AMIP Shares held by eligible employees and if 100% of the eligible employees earn their 2001 target bonuses at a payout rate of 100% of the 2001 target bonuses, we will make Cash Payments in the aggregate amount of $3,237,789.


        OPTIONS. As part of the consideration for Eligible AMIP Shares validly tendered and accepted by us pursuant to this offer, we will issue New Options to purchase shares of our Class B Common Stock under the Omnibus Plan. We will grant the New Options promptly after expiration of the offer, subject to the vesting provisions described below, regardless of whether you earn any percentage of your 2001 target bonus. If you tender your Eligible AMIP Shares pursuant to this offer, you will receive a number of New Options that is equal to (1) the number of Eligible AMIP Shares tendered by you and accepted by us for repurchase multiplied by the weighted average value per share (as calculated for purposes of determining the original number of shares granted - see Section 2 of this offer to repurchase), (2) divided by $10.625. However, we will not issue any options exercisable for fractional shares. Instead, we will round down to the nearest whole number. Even though the Plan Administrative Committee and management may award you up to 200% of your 2001 target bonus, you will not receive additional options if you earn more than 100% of your 2001 target bonus. If we receive and accept tenders of all outstanding Eligible AMIP Shares, we will grant New Options to purchase a total of approximately 238,671 shares of our Class B Common Stock and the Class B Common Stock issuable upon exercise of the New Options will equal approximately 1.37% of the total shares of our Class B Common Stock outstanding as of August 3, 2001.


        TERMS OF NEW OPTIONS

        The New Options will be issued under the Omnibus Plan. A new option agreement will be entered into between us and each eligible employee who is employed by Advanta Corp. or one of its subsidiaries on the expiration date of this offer and whose tendered Eligible AMIP Shares are accepted for repurchase by us in the offer. The exercise price of the New Options to be granted pursuant to the offer will be $10.625 per share of Class B Common Stock. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR CLASS B COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR ELIGIBLE AMIP SHARES. If you earn a percentage of your 2001 target bonus, a percentage of the New Options equal to the percentage of the 2001 target bonus awarded to you will vest on April 11, 2002, up to a maximum of 100% of the New Options. Any New Options that do not vest on that date will vest on the tenth anniversary of the date on which the related tendered Eligible AMIP Shares were granted. If you have had multiple grants of Eligible AMIP Shares and if the Plan Administrative Committee and management determine that you earn less than 100% of your 2001 target bonus, we will use a first in, first out calculation to determine when your New Options will vest other than on April 11, 2002. Using a first in, first out calculation means that the New Options that are related to your oldest grants of Eligible AMIP Shares will be accelerated to vest first. No portion of the New Options we grant will be immediately exercisable. Subject to the provisions of the Omnibus Plan and your option agreement, the New Options will expire two years after the date on which they vest.

        TERMS OF THE OMNIBUS PLAN. The following description summarizes the material terms of the Omnibus Plan and the options granted under the Omnibus Plan.

                General. The maximum number of shares of our Class B Common Stock available for issuance pursuant to the exercise of options granted under the Omnibus Plan is currently 20,000,000. The Omnibus Plan permits the granting of non-qualified stock options (i.e., stock options that are not incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")). All options subject to this offer are non-qualified stock options.

                Administration. The Omnibus Plan is administered by the Plan Administrative Committee of our board of directors and provides the committee with broad discretion to fashion the terms of grants of options, including type of option, number of shares subject to the option and exercise price, as it deems appropriate. The committee also selects the persons to whom options are granted.

                Exercise Price. The exercise price of each non-qualified stock option is generally the fair market value of the underlying stock on the date of grant, unless otherwise provided in the document evidencing the grant. As noted above, the exercise price of the New Options will be $10.625 per share.

                Vesting and Exercise. The Plan Administrative Committee may determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the Plan Administrative Committee in accordance with the terms of the Omnibus Plan.

                Term. The Plan Administrative Committee may determine at what time or times each non-qualified stock option expires.

                Method of Exercising Options. After options have vested, the option holder may exercise the options in accordance with the terms of the Omnibus Plan and the option holder's option agreement by providing to us (1) a written notice identifying the option and stating the number of shares of Class B Common Stock that the option holder desires to purchase and containing the acknowledgements set forth in the Omnibus Plan and (2) payment in full of the option price per share for the shares of Class B Common Stock then being acquired by certified or cashier's check payable to the order of Advanta Corp. in full payment for the shares of Class B Common Stock being purchased. We may also in our discretion require full payment for taxes associated with the exercise of options and provide for alternate means of exercise of the options and of payment upon exercise.

                Prohibition Against Transfer, Pledge and Attachment. The options, and the rights and privileges conferred by them, are personal to the option holder and may not be transferred, assigned, pledged or hypothecated in any way, whether by operation of law or otherwise, and during the option holder's lifetime shall be exercisable only by the option holder. The option holder may transfer the options, and the rights and privileges conferred by them, upon the option holder's death, either by will or under the laws of descent and distribution. Notwithstanding the foregoing, the option holder may transfer all or part of the options to the option holder's immediate family members, to trusts for the benefit of the option holder and/or such immediate family members and to partnerships or other entities in which the option holder and/or such immediate family members own all the equity interests; provided, however, the option holder may not make such a transfer to any such person without our prior written consent, which consent may be granted or denied in our sole discretion. All such transferees shall be subject to all of the terms and conditions of the options to the same extent as the option holder.

        TERMINATION OF EMPLOYMENT. You must be an employee of Advanta Corp. or one of our subsidiaries from the date of this offer through the expiration date of this offer in order to receive New Options as part of the consideration for the tender of your Eligible AMIP Shares. You must be an employee of Advanta Corp. or one of our subsidiaries in order for the New Options to vest and in order for you to have the right to exercise them. This means that if you die, quit or we terminate your employment prior to the expiration date of this offer, you will not receive any New Options for your cancelled Eligible AMIP Shares that you tendered. Subject to the option agreement between you and us, after the grant date of the New Options, if you cease to be an employee of Advanta for any reason other than retirement, disability or death, then you shall have until the earlier of (1) the expiration date of the New Options or (2) the date of termination of your employment to exercise the New Options to the extent to which you would otherwise have been entitled to exercise the New Options on or prior to the date of termination. To the extent you are not entitled to exercise the New Options before the date of your termination, such outstanding and unexercised New Options shall immediately lapse and you shall have no further rights with respect to them, effective as of the date of termination of your employment.

        After the date of grant of the New Options, if your employment with Advanta Corp. is terminated due to your retirement, the New Options shall be exercisable until the earlier of (1) the expiration date of the New Options, or
(2) two years from the date of your retirement to the extent to which you would otherwise be entitled to exercise the New Options on or before the date of your termination. After the date of grant of the New Options, if your employment with Advanta Corp. is terminated due to disability or death, the options shall be exercisable until the earlier of (1) the expiration date of the New Options, or
(2) 180 days from the date of disability or death to the extent to which you would otherwise be entitled to exercise the New Options on or before the date of your termination. To the extent your are not entitled to exercise any portion of the New Options prior to the date of your termination due to retirement, disability or death, the unexercised portion of the New Options shall immediately lapse, effective as of the date of termination of your employment on account of retirement, disability or death.

        REGISTRATION OF NEW OPTION SHARES. All shares of our Class B Common Stock issuable upon exercise of options under the Omnibus Plan, including the shares that will be issuable upon exercise of New Options to be granted pursuant to the offer, have been registered under the

Securities Act of 1933, as amended, on a registration statement on Form S-8 filed with the Securities and Exchange Commission.

        EFFECT OF CHANGE OF CONTROL. If we merge or are consolidated with, or sell substantially all of our assets or stock to, another entity after the Eligible AMIP Shares are accepted pursuant to this offer and before the expiration date of the New Options, all of the New Options will become immediately exercisable in full for those eligible employees who are employed by us on the date of the change of control. Upon a change of control as defined in the Omnibus Plan, we may take whatever action we deem necessary with respect to outstanding New Options, including accelerating the expiration or termination date to a date no earlier than 30 days after notice of such acceleration is given to option holders, provided, however, that such accelerated expiration date may not be earlier than the date as of which the New Options have become fully vested and exercisable.

        Our statements in this offer concerning the Omnibus Plan and the New Options are merely summaries and are not complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Omnibus Plan and the form of option agreement under the Omnibus Plan, each of which is filed as an exhibit to the Tender Offer Statement on Schedule TO, of which this offer to repurchase is a part. See Section 18 for a discussion of how to obtain copies of the Omnibus Plan and form of Option Agreement.

11.     INFORMATION CONCERNING ADVANTA CORP.

        Advanta Corp. is a Delaware corporation. We are a highly focused financial services company which has been providing innovative financial solutions since 1951. We leverage our direct marketing and information based expertise to develop state-of-the-art data warehousing and statistical modeling tools that identify potential customers and new target markets. Over the past five years, we have used these distinctive capabilities to become one of the nation's largest issuers of MasterCard(R)(1) business credit cards to small businesses. In addition to our business credit card business, we make venture capital investments through our affiliates, including Advanta Partners LP.

        We own two depository institutions, or banks, Advanta National Bank and Advanta Bank Corp. We fund and operate our business credit card business primarily through Advanta Bank Corp.

        Prior to January 23, 2001, we offered small ticket equipment leases to small businesses. After a thorough review of strategic alternatives available to the leasing business, our management determined that it was in the best interests of our stockholders to cease originating leases and to continue to service the existing lease portfolio, rather than sell the business or the portfolio.

        The financial statements set forth in pages 37 through 79 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, pages 3 through 20 of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, and pages 3 through 21 of our


--------------------------
(1) MasterCard(R) is a federally registered servicemark of MasterCard International, Inc.

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 are incorporated herein by reference. See Section 18 for a discussion of how to obtain copies of these documents.

        Our principal executive offices are located at Welsh and McKean Roads, Spring House, Pennsylvania 19477. The telephone number at our executive offices is (215) 657-4000.


                         ADVANTA CORP. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA

                              INCOME STATEMENT DATA

 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                            YEAR ENDED                       SIX MONTHS ENDED
                                                           DECEMBER 31,                          JUNE 30,
                                                      2000               1999             2001               2000
--------------------------------------------------------------------------------------------------------------------
                                                                                                (UNAUDITED)
Revenues                                          $  293,181         $  209,954        $  142,669         $  146,213
Income (loss) from continuing operations              11,192             41,334           (40,529)            23,039
Net income (loss)                                   (156,684)            49,818           (36,606)          (175,626)
--------------------------------------------------------------------------------------------------------------------
Basic income (loss) from continuing
 operations per common share
  Class A                                         $     0.39         $     1.59        $    (1.61)        $     0.89
  Class B                                               0.47               1.66             (1.58)              0.93
  Combined                                              0.44               1.63             (1.59)              0.92
--------------------------------------------------------------------------------------------------------------------
Diluted income (loss) from
 continuing operations per common
 share
  Class A                                         $     0.39         $     1.58        $    (1.61)        $     0.88
  Class B                                               0.46               1.65             (1.58)              0.91
  Combined                                              0.44               1.62             (1.59)              0.90
--------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share
  Class A                                         $    (6.28)        $     1.95        $    (1.46)        $    (7.05)
  Class B                                              (6.21)              2.02             (1.43)             (7.01)
  Combined                                             (6.24)              1.99             (1.44)             (7.03)
--------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share
  Class A                                         $    (6.23)        $     1.94        $    (1.46)        $    (6.94)
  Class B                                              (6.16)              2.00             (1.43)             (6.91)
  Combined                                             (6.19)              1.98             (1.44)             (6.92)
--------------------------------------------------------------------------------------------------------------------


                               BALANCE SHEET DATA

 ($ IN THOUSANDS, EXCEPT PER SHARE DATA)                             DECEMBER 31,      DECEMBER 31,       JUNE 30,
                                                                         2000              1999             2001
--------------------------------------------------------------------------------------------------------------------
                                                                                                         (UNAUDITED)
Total assets                                                         $2,843,472        $3,538,560        $1,772,326
Total liabilities                                                     2,302,570         2,848,929         1,261,379
Company-obligated mandatorily redeemable
    preferred securities of subsidiary
    trust holding solely subordinated
    debentures of Advanta Corp.                                         100,000           100,000           100,000
Total stockholders' equity                                              440,902           589,631           410,947
--------------------------------------------------------------------------------------------------------------------

Book value per common share                                          $    17.06        $    23.14        $    15.63
--------------------------------------------------------------------------------------------------------------------

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (UNAUDITED)


                                                         YEAR ENDED                     SIX MONTHS ENDED
($ IN THOUSANDS)                                        DECEMBER 31,                         JUNE 30,
---------------------------------------------------------------------------------------------------------------
                                                   2000             1999              2001             2000
---------------------------------------------------------------------------------------------------------------
Income (loss) from
  continuing operations                         $  11,192        $  41,334         $ (40,529)        $  23,039
Income tax expense (benefit)                            0          (55,785)           16,880                 0
                                                ---------        ---------         ---------         ---------
Earnings (loss) before
  income tax expense (benefit) (A)                 11,192          (14,451)          (57,409)           23,039
Fixed charges:
  Interest                                         86,508           80,800            50,395            41,738
  One-third of all rentals                          1,853            1,759               805               896
  Preferred stock dividend
    of subsidiary trust                             8,990            8,990             4,495             4,495
                                                ---------        ---------         ---------         ---------
  Total fixed charges                              97,351           91,549            55,695            47,129
                                                ---------        ---------         ---------         ---------
Earnings (loss) before
  income tax expense (benefit) and
  fixed charges                                 $ 108,543        $  77,098         $  (1,714)        $  70,168
Ratio of earnings to
  fixed charges (B)                                  1.11  x           N/M  (C)          N/M  (C)         1.49  x


        (A) Earnings before income taxes in the six months ended June 30, 2001 include $41.8 million of unusual charges. Unusual charges include severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

        (B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

        (C) The ratios calculated in the year ended December 31, 1999 and the six months ending June 30, 2001 are less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $14,451 for the year ended December 31, 1999 and $57,409 for the six months ended June 30, 2001.


12. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE ELIGIBLE AMIP SHARES

        A list of our directors and executive officers is attached to this offer to repurchase as Schedule A. As of August 3, 2001, our executive officers as a group beneficially owned 35,168 Eligible AMIP Shares outstanding under the Omnibus Plan, which represented approximately

29.3% of the Eligible AMIP Shares outstanding under the Omnibus Plan as of that date. Our non-employee directors own no Eligible AMIP Shares. As of August 3, 2001, our executive officers and non-employee directors as a group beneficially owned 2,668,702 shares of Class B Common Stock, which represented 15.37% of the Class B Common Stock outstanding as of that date. Our executive officers have indicated that they intend to tender their Eligible AMIP Shares.


        Under the terms of the Omnibus Plan, from time to time we grant to our employees, including our executive officers, and our non-employee directors the following awards: (1) options to purchase shares of our Class B Common Stock,
(2) restricted shares of our Class B Common Stock, (3) stock appreciation rights, and (4) other performance-based awards. In addition to this offer to repurchase Eligible AMIP Shares, we currently expect that we will adjust other awards previously made under the Omnibus Plan to some of our employees, including our executive officers, and our non-employee directors, to the extent the awards were based on Class B Common Stock prices that were higher at the time of grant than current prices, in order to recognize the contributions made by those employees and directors and to provide them with continued incentives to devote themselves to our success. In connection with these adjustments, on August 22, 2001, we: (i) cancelled a total of approximately 237,748 options to purchase shares of Class B Common Stock held by certain of our executive officers and directors and awarded an aggregate of 59,437 shares of Class B Common Stock, and (ii) cancelled a total of approximately 592,084 stock appreciation rights and/or 27,413 shares of phantom stock held by certain of our directors and awarded cash in the aggregate amount of $4,126,725 to be distributed over a four-year period. We have also, from time to time, granted restricted shares of Class B Common Stock to executives under the terms of their employment agreements. Except as set forth above or elsewhere in this offer to repurchase, neither Advanta Corp. nor, to our knowledge, any of Advanta Corp.'s directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of the securities of Advanta Corp. (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).


        On July 31, 2001, Arthur Bellis, one of our directors, purchased 10,600 shares of our Class B Common Stock on the open market at a price of $11.95 per share.

        Except as otherwise described above, there have been no transactions with respect to our Eligible AMIP Shares or in our Class B Common Stock which were effected during the past 60 days by Advanta Corp., or to our knowledge, by any executive officer, director, affiliate or subsidiary of Advanta Corp. or an associate of the any of the foregoing.

13. STATUS OF ELIGIBLE AMIP SHARES ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

        Eligible AMIP Shares we acquire pursuant to the offer will be cancelled and returned to the pool of shares available for grants of shares under the Omnibus Plan. To the extent such shares are not fully reserved for issuance upon exercise of the New Options, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

        We believe that, as a result of the transactions contemplated by the offer, compensation expense in 2001 with respect to Eligible Employees whose Eligible AMIP Shares are repurchased pursuant to the offer will not materially change.

14.     LEGAL MATTERS; REGULATORY APPROVALS

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our repurchase of Eligible AMIP Shares or the distribution of the Cash Payments and issuance of New Options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the repurchase of the Eligible AMIP Shares as contemplated by this offer. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of Eligible AMIP Shares for repurchase pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered Eligible AMIP Shares, to make the Cash Payments and to issue New Options is subject to conditions, including the conditions described in Section 8.

15.     MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following is a general summary of the material federal income tax consequences of the repurchase of Eligible AMIP Shares pursuant to the offer. This discussion is based on the Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of persons to whom this offer is made.

        If you tender your Eligible AMIP Shares in the offer, we believe you will not be required under current law to recognize income for federal income tax purposes at the time of the issuance of the New Options. However, the Cash Payment will be fully taxable as ordinary income in the year it is paid. Upon the exercise of all or any portion of your New Options, you will have to take into account as ordinary income for federal income tax purposes the excess of the value of the stock acquired over the purchase price paid for the stock in the year in which the exercise occurs.


        WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE OFFER.


16.     EXTENSION OF OFFER; TERMINATION; AMENDMENT

        We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 8 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for repurchase of any Eligible AMIP Shares by giving oral or written notice of such extension to the eligible employees and making a public announcement thereof.

        We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for repurchase upon the occurrence of any of the conditions specified in Section 8, by giving oral or written notice of such termination or postponement to the eligible employees and making a public announcement thereof. Our right to delay our acceptance and cancellation of Eligible AMIP Shares tendered for repurchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Eligible AMIP Shares tendered promptly after termination or withdrawal of a tender offer.

        We may amend the offer at any time and from time to time by making a public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration date. Any announcement made pursuant to the offer will be disseminated promptly to eligible employees in a manner reasonably designed to inform them of such change. Any such announcement most likely would be made by e-mail.

        If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

17.     FEES AND EXPENSES

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Eligible AMIP Shares pursuant to this offer.

18.     ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this offer is a part. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your Eligible AMIP Shares.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following public reference rooms maintained by the SEC at:

                           Judiciary Plaza
                           450 Fifth Street, N.W.
                           Washington, D.C. 20549

        You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC's Internet website at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" into this offer the information we file with the SEC. This means that we are permitted to disclose information to you by referring you to other documents we have filed with the SEC. The information incorporated by reference is considered to be part of this offer, and information that we file with the SEC after the date of this offer will automatically update and supersede this information.

        We incorporate by reference in this offer all the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offer and before the expiration date of the offer:

        -       Our Annual Report on Form 10-K for the year ended December 31,
                2000;

        - Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2001; and

        - Our Current Reports on Form 8-K filed with the SEC on: January 9, January 23, February 5, February 26, March 1, March 8, March 14, April 10, April 25, June 28, July 25 and July 30, 2001.

        We will deliver, without charge, to anyone receiving this offer, upon written or oral request, a copy of any document incorporated by reference in this offer but not delivered to you with this offer, excluding all exhibits to those documents except any exhibit that has been specifically incorporated by reference. Requests for these documents should be made to the following address and phone number: Investor Relations Department, Advanta Corp., Welsh & McKean Roads, P.O. Box 844, Spring House, Pennsylvania 19477, telephone (215) 657-4000. To ensure delivery before the expiration date, any request for documents should be made by Monday, October 1, 2001.

19.     MISCELLANEOUS

        FORWARD-LOOKING STATEMENTS. This offer and the information incorporated herein by reference may contain forward-looking statements. These statements can be identified by the use of forward-looking phrases such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to," or other similar words. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Significant risks and uncertainties include those factors discussed in this offer with respect to the trading market for our Class B Common Stock and additional risks that may affect our future performance and that are included elsewhere in this offer and in our other filings with the Securities and Exchange Commission. When considering forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this offer. You should not place undue reliance on any forward-looking statement that speaks only as of the date made.

        The cautionary statements provided above are being made according to the provisions of the Private Securities Litigation Reform Act of 1995 and with the intention of obtaining the benefits of the "safe harbor" provisions of that act for any such forward-looking information contained in the information incorporated by reference herein. Please note that the safe harbor under the Private Securities Litigation Reform Act of 1995 is not available with respect to statements that are made in connection with this offer to repurchase.

        COMPLIANCE WITH APPLICABLE LAW. We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Eligible AMIP Shares residing in that jurisdiction.

                                                   Advanta Corp.


September 28, 2001

                                   SCHEDULE A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                            OFFICERS OF ADVANTA CORP.


        The directors and executive officers of Advanta Corp. and their positions and offices as of September 28, 2001 are set forth in the following table.


NAME                            POSITIONS AND OFFICES HELD
--------------------------------------------------------------------------------

Dennis Alter                    Chairman of the Board and Chief Executive
                                Officer

William A. Rosoff               President and Vice Chairman of the Board

Philip M. Browne                Senior Vice President and Chief Financial
                                Officer

Jeffrey D. Beck                 Vice President and Treasurer; and President,
                                Advanta Bank Corp.

David B. Weinstock              Vice President and Chief Accounting Officer

Arthur P. Bellis                Director

Robert Rock                     Director

Max Botel                       Director

Dana Becker Dunn                Director

James E. Ksansnak               Director

Ronald Lubner                   Director

Olaf Olafsson                   Director

Robert Blank                    Director

Michael Stolper                 Director


The address of each director and executive officer is: c/o Advanta Corp., Welsh and McKean Roads, Spring House, Pennsylvania 19477.

                                    IMPORTANT

        If you wish to tender your Eligible AMIP Shares, you must complete and sign the Letter of Transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Advanta Corp., Welsh and McKean Roads, Spring House, Pennsylvania 19477, Attention: Maryann Buchholz (facsimile number: (215) 444-6120).

        We are not making this offer to, nor will we accept any tender of Eligible AMIP Shares from or on behalf of, holders of Eligible AMIP Shares in any jurisdiction in which the offer or the acceptance of any tender of the Eligible AMIP Shares would not be in compliance with the laws of that jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to holders of Eligible AMIP Shares in any such jurisdiction.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE AMIP SHARES PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

           OFFER TO REPURCHASE SHARES OF RESTRICTED STOCK ISSUED UNDER
               THE ADVANTA CORP. 2000 OMNIBUS STOCK INCENTIVE PLAN

                            -----------------------

        If you wish to tender your Eligible AMIP Shares, you must complete and sign the Letter of Transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Advanta Corp., Welsh and McKean Roads, Spring House, Pennsylvania 19477, Attn: Maryann Buchholz (facsimile number: (215) 444-6120).

        Any questions, requests for assistance or additional copies of any documents referred to in the offer to repurchase may be directed to the Exchange Program Information Line at (215) 444-5205.



                            -----------------------


                               September 28, 2001